SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period January 23, 2006 to January 24, 2007
PENGROWTH ENERGY TRUST
2900, 240 — 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☐                     Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.
Yes ☐                      No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing guidance for 2007, details of 2007 capital expenditure program and initial year end reserve figures

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
January 24, 2007	By:	/s/ Charles V. Selby
		Name:	Charles V. Selby
Title: Vice President and Corporate Secretary

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH CORPORATION ANNOUNCES GUIDANCE FOR 2007,
DETAILS OF 2007 CAPITAL EXPENDITURE PROGRAM
AND INITIAL YEAR END RESERVE FIGURES
(Calgary, January 25, 2007) /CCN Matthews/ — Pengrowth Corporation (Pengrowth), administrator of Pengrowth Energy Trust, is pleased to provide guidance for 2007 based on a budget, approved by its Board of Directors, which includes a $275 million development capital expenditure program for 2007, as well as a one-time expenditure of $25 million for new office space.
The 2007 capital program was established after consideration of the following factors:
•	the uncertainty in the level of energy commodity prices offset in part by the increased level of hedging undertaken by Pengrowth for 2007 and 2008;

•	production, reserves and cash flow per trust unit arising from Pengrowth’s accretive program of acquisitions completed during 2006; and

•	the potential economic impact of the Federal Government’s October 31, 2006 legislative proposals on Pengrowth’s opportunities to invest capital in its developed and undeveloped asset base.
Pengrowth will allocate 2007 capital among economically robust development projects and expenditures to maintain the quality and reliability of Pengrowth’s operations and a prudent level of environmental, site reclamation and asset retirement activities. Pengrowth’s strategy is to add to unitholder value through a combination of organic growth, accretive acquisitions and selective non-core dispositions.
“This year’s capital development program of $275 million reflects Pengrowth’s ongoing commitment to investing in the trust’s assets and providing unitholders with long term, above average results. It also demonstrates Pengrowth’s focus on balancing organic growth with asset optimization and prudent financial management,” says James S. Kinnear, Chairman, President and Chief Executive Officer. “Pengrowth’s 2006 capital program was one of our most successful to date and resulted in the replacement of approximately 100 percent of production through organic development. Including acquisitions, Pengrowth replaced production by approximately 445 percent. These excellent achievements reflect both Pengrowth’s high quality asset base and focused operations team. Pengrowth is committed to continuing to build on these successful results through programs encompassing Pengrowth’s core holdings at Judy Creek and the Swan Hills area, a follow-up well at Quirk Creek and an expanded focus on Pengrowth’s coalbed methane (CBM) project initiated in 2006. Pengrowth will also take advantage of new opportunities to add value through the effective deployment of capital on the Carson Creek, Esprit Energy Trust assets and newly acquired ConocoPhillips properties. Our high-quality asset base and strong inventory of development projects continue to provide us with promising opportunities which have allowed us to selectively invest in key-growth areas to maximize value and returns for our unitholders.”
In setting the budget for 2007, Pengrowth’s Board of Directors and Management considered and will continue to monitor a number of factors including expectations of future commodity prices, distributions, capital expenditure requirements, the availability of debt and equity capital and the outcome of the ongoing divestiture program.
Summary of 2007 Guidance

Planned Capital Expenditures	($ millions)		(% of Total)

Drilling and completions	$198		66%
Plant and facilities	$59		20%
Land purchases	$12		4%
Geological and geophysical	$6		2%
Office building	$25		8%

TOTAL CAPITAL	$300		100%

Average daily production volume (boe per day)	83,000 – 87,500	(1)

Operating costs per boe	$13.00	(2)

General and Administrative costs per boe	$1.95	(3)

(1)	Includes anticipated divestitures with approximately 7,700 boe per day of associated current production, expected to close in the first and second quarters of 2007. The 2007 estimate excludes potential additions through acquisition.

(2)	Assuming production targets for 2007 are achieved.

(3)	Includes management fees of approximately $0.40 per boe.
Highlights for 2007 include:
•	A total development capital program of $275 million.

•	A $198 million drilling and completions program targeting key growth areas in both Pengrowth legacy assets and those acquired in 2006.

•	In addition to the $275 million development capital program, Pengrowth expects to invest $25 million to prepare its new head office building in order to accommodate its team members.

•	Full year production target of approximately 83,000 barrels of oil equivalent (boe) per day to 87,500 boe per day.

•	Anticipated operating costs of approximately $13.00 per boe.
Capital Program
At $275 million, Pengrowth’s planned capital development expenditures for 2007 have maintained a similar level to the 2006 full year capital expenditures of approximately $300 million despite lower anticipated commodity prices for 2007. Pengrowth will continue to focus on enhancing its business through the further exploitation and optimization of our asset base including the active pursuit of improved reserve recoveries.

Pengrowth’s 2007 drilling and completions program is estimated at approximately $198 million. At Judy Creek, development is expected to target new waterflood and hydrocarbon miscible flood patterns. Pengrowth continues to focus on enhancing recovery from long-life, large reserve pools as demonstrated by the CO2 injection pilot project at Judy Creek. The pilot project has recently received final approvals and is expected to be operational in February 2007.
At Carson Creek, facility optimization with Judy Creek is expected to enhance cash flow and new infill oil wells are expected to be drilled utilizing a 3D seismic survey currently underway.
In the Olds area, we will continue with development opportunities and look to both optimize and expand the gas gathering system. In the Heavy Oil business unit, Pengrowth will also focus on optimizing existing production through waterflood reconfiguration and wellbore cleanouts.
In the Northeast British Columbia (NEBC) business unit, Cecil waterflood development and optimization in the core areas of Oak and Rigel will commence, including the implementation of a new waterflood in the Oak area. Development plans also include drilling horizontal producers in the Elm area to enhance waterflood performance, drilling in Prespatou to target natural gas in the Bluesky, Gething and Halfway formations and ongoing development from our association with the Monterey Exploration Inc., a private exploration company that Pengrowth owns approximately 34 percent of the outstanding common shares.
In 2006, Pengrowth commenced its first operated CBM program in the Southern business unit and is planning a follow-up program in 2007 to continue to build off the successful results. In addition, we will begin a new CBM program targeting the Manville coals in Southern Alberta. Development plans in this shallow-gas prone area will also include shallow gas re-stimulations and infill drilling at Monogram and Tilley. Building on the success of the 2006 efforts of Esprit and Pengrowth, the Southern team will also be targeting horizons from the Belly River to the Lower Mannville, particularly in the Three Hills area of Alberta.
In 2006, Pengrowth completed the drilling of a successful deep foothills development well in Quirk Creek (68 percent working interest), which came onstream at a restricted rate of 5 mmcf of sales natural gas per day (3.4 mmcf per day net) late in the fourth quarter of 2006. As a follow-up to this success, an additional well is planned for late 2007.
Pengrowth closed the previously announced acquisition of certain oil and natural gas properties from ConocoPhillips (the “CP Properties”) on January 22, 2007. The CP Properties are expected to provide Pengrowth with a range of opportunities and most of these properties are included in our 2007 development plans.
Ongoing maintenance capital spending across all facilities is expected to be approximately $59 million with the majority being spent in the Judy Creek and Carson Creek area on facility optimization; NEBC on power and compression optimization; Weyburn on additional CO2 compression; and in Olds on facility and pipeline enhancements.

Pengrowth has also allocated approximately $18 million in 2007 for land and seismic expenditures in anticipation of growing our undeveloped land position in core areas and to improve our knowledge of new and existing pools through the use of 3D seismic.
In 2007, Pengrowth has budgeted a one-time expenditure of $25 million for leasehold improvements in Livingstone Place, an office tower currently under construction in downtown Calgary, Alberta. The investment of this capital will allow Pengrowth to house all Calgary based employees in a single location at reasonable lease rates despite Alberta’s very tight real estate market. In addition, the move to a single building is expected to improve the effectiveness of Pengrowth’s head office following the trust’s significant expansion during the second half of 2006.
Production
Daily production levels for 2007 are expected to average between 83,000 boe per day and 87,500 boe per day (before royalties) with a balanced production profile comprised of approximately 50 percent natural gas and 50 percent crude oil and natural gas liquids. This estimate takes into account the expected divestiture during 2007 of approximately 7,700 boe per day (before royalties) of current production and associated proved plus probable reserves of 25 million boe (on a company interest before royalties basis using escalated prices).
The assets that have been selected for disposition in 2007 include a combination of non-core legacy Pengrowth assets and assets added through the acquisition of Esprit Energy Trust and the CP Properties. We are currently in negotiations and anticipate the proceeds from these dispositions to be in the range of $300 to $450 million. We expect these assets sales to close in the first and second quarter 2007.
The 2007 production estimate makes no adjustment for potential additions through acquisition. Also, no significant facility or pipeline outages affecting Pengrowth production are forecast for 2007.
Operating Costs
Operating costs are expected to increase when compared to 2006 and are anticipated to total approximately $13.00 per boe for the full year of 2007. The expected increase mainly results from higher electricity costs and ongoing cost pressures for labour and services, particularly in northern Alberta and northeast British Columbia. In addition, operating costs at our enhanced oil recovery properties tend to be higher which are somewhat offset by higher netbacks. Pengrowth’s current estimate for per boe operating costs assumes production targets for 2007 are achieved.
General and Administrative
General and administrative (G&A) expenses per boe are expected to decrease in 2007 when compared to 2006. This per boe decrease is mainly attributable to a higher production base and lower management fees. On a per boe basis, G&A is anticipated to be approximately $1.95 per boe for full year 2007, which includes anticipated management fees of approximately $0.40 per boe.

Reserve Summary
In 2006, Pengrowth’s capital program of approximately $300 million successfully replaced approximately 100 percent of the reserves depleted through production (on a proved plus probable basis). This was the first time in recent history that Pengrowth has achieved this level of success. Including acquisitions, Pengrowth replaced 445 percent of production in 2006 (on a proved plus probable basis).

Reserves	Natural gas	Oil and NGLs	Oil equivalent
(Company interest, before royalties)	(bcf)	(mmboe)	(mmboe)

Reserves at Dec 31, 2005
Total proved	421	105	176
Total proved plus probable	516	133	219

Reserves at Dec 31, 2006
Total proved	626	122	226
Total proved plus probable	827	160	298

Percent change
Total proved	49%	16%	28%
Total proved plus probable	60%	20%	36%

	Total	Total proved
Reserve replacement	proved	plus probable

Organic replacement	61%	99%
Total replacement (including acquisitions and dispositions)	321%	445%

Note: all reserve numbers exclude reserves associated with the acquisition of the CP properties, which closed on January 22, 2007.
Hedging
Pengrowth’s marketing program optimizes netbacks by accessing major North American consuming areas and trading hubs. It enhances Pengrowth’s risk management by reducing exposure to individual markets and intermediaries. Pengrowth uses forward price swap and option contracts to manage its exposure to commodity price fluctuations, to provide a measure of stability to our monthly cash distributions and to partially secure returns on new acquisitions.
The following table represents a summary of the current commodity price hedging contracts entered into, including those transacted subsequent to the 2006 third quarter report.

	2007
	Q1	Q2	Q3	Q4	Full Year

Crude oil

Average bbls per day	13,000	13,000	13,000	13,000	13,000
$Cdn per bbl	$76.58	$76.58	$76.58	$76.58	$76.58
% of crude oil and NGLs production	30%	30%	30%	30%	30%

Natural gas

Average mmbtu per day	87,427	97,508	97,508	86,164	92,162
$Cdn per mmbtu	$8.66	$8.50	$8.57	$8.41	$8.54
% of natural gas production	34%	38%	38%	34%	36%

Collars

Average mmbtu per day	9,478	4,739	4,739	1,596	5,116
Weighted average floor ($ Cdn per mmbtu)	$7.65	$7.39	$7.39	$7.39	$7.51
Weighted average ceiling ($ Cdn per mmbtu)	$9.94	$9.07	$9.07	$9.07	$9.47
% of natural gas production	4%	2%	2%	1%	2%

Total	43%	40%	40%	34%	39%

The percent of production in 2007 is based on the mid point of the 2007 production guidance. The percentage of production for the collars assumes the floor price is triggered.
In addition, for 2008 Pengrowth has hedged approximately 47,000 mmbtu per day of natural gas at an average price Cdn $8.17 per mmbtu and an average of 1,800 bbls per day of crude oil at an average price of Cdn $76.77 per barrel.
Tax Pools
On a combined basis, Pengrowth’s tax pools total approximately $2 billion. The table below provides an estimate of tax pools at both the trust and the operating entity level as at December 31, 2006. These estimates are based upon forecasts prepared internally and have not been verified by any provincial or federal taxing authority. They have been included for information purposes only. Final year end tax pool information will be provided in the 2006 Annual Information Form and may be different from the values below.

($ millions)

Trust Tax Pools	$1,150

Operating Entity Tax Pools
COGPE	$60
CDE	$210
UCC	$590
Other (Injectants, etc.)	$50

Total Tax Pools	$2,060

Canadian Federal Government Proposed Tax Legislation
On October 31, 2006, the Federal Government of Canada (the “Government”) announced a proposal to impose a tax on distributions from publicly traded income trusts and limited partnerships. The intent of the proposal is to effectively tax trusts at the same level as corporations. The changes are scheduled to apply in the 2007 tax year for income trusts that began trading after November 1, 2006. For existing income trusts, including Pengrowth, the Government has proposed a four-year grace period and these new measures would not apply until the 2011 taxation year.
Draft legislative proposals were introduced on December 21, 2006 and the Government is currently seeking constructive commentary on the technical aspects of these proposals. Interested parties have been invited to provide comments regarding the distribution tax by January 31, 2007. Following this comment period, the Government intends to introduce legislation to implement the components of their proposal.
Until the final legislation is approved, it is challenging to determine Pengrowth’s potential courses of action. We are continuing to assess the government’s proposals, their impact on Pengrowth and the options available to us.
The oil and gas trust sector reacted quickly to the proposal and the Coalition of Canadian Energy Trusts, of which Pengrowth is a member, was formed shortly after the Government’s announcement. The coalition’s objective is to work with the Government to help facilitate an understanding of how the proposed changes would impact the Canadian energy trust sector as well as the Canadian economy. In the last five years alone, trusts have invested $10 billion in oil and gas development activities and account for approximately 20 percent of Canadian crude oil and natural gas output. The energy trusts are pivotal to a healthy Canadian energy industry and are a significant contributor to the Canadian economy.
Pengrowth is also a founding member of the Canadian Association of Income Funds (CAIF). CAIF is committed to ensuring that the Government fully understands the implications of the proposal on trusts that have historically contributed to both the health and sustainability of Canadian regional and national economies through economic growth, productivity, reinvestment and job creation.
Pengrowth strongly encourages unitholders to visit both the Coalition of Energy Trusts’ and CAIF’s websites at www.canadianenergytrusts.ca and www.caif.ca for further information on upcoming initiatives. In addition, a new advocacy group for investors, the Canadian Association of Income Trust Investors (CAITI), has been founded to voice the concerns of individual investors as a whole. Pengrowth encourages unitholders to also visit their website, www.caiti.info, to find information on how to become a member of this organization to assure that your voice is represented through the advocacy, accountability and educational activities of CAITI.
Despite the potential impacts associated with the proposal, Pengrowth continues to effectively focus on operating its business and executing its capital program. Pengrowth is in the favourable position of having an extremely solid base of assets with a 10 year reserve life index on a proved plus probable basis. These high-quality assets provide the trust with ongoing development opportunities that remain economic even under the new tax scenario proposed by the Government.
Pengrowth will endeavour to keep investors informed on any new developments that may affect the trust and its unitholders and we encourage unitholders to visit our website at www.pengrowth.com for further information as it becomes available.
“Pengrowth has a strong 18 year history in creating value for our unitholders and providing above average returns,” says Mr. Kinnear. “I would like to take this opportunity to assure unitholders that we will continue to make factual representations on this issue and that the innovation, expertise and commitment our team has consistently shown on behalf of our unitholders is an underlying source of strength for Pengrowth.”
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and CEO
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051
Advisory:
All amounts are stated in Canadian dollars unless otherwise specified.
Caution Regarding Engineering Terms:
When used herein, the term “boe” means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As used herein, the term mmboe is defined as millions of barrels of oil equivalent. All production figures stated are based on company interest before the deduction of royalties.
The U.S. Securities and Exchange Commission (SEC) permits United States oil and natural gas companies, in their filings therewith, to disclose only proved reserves net of royalties and interests of others that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose reserves prior to the deduction of royalties and interests of others, and to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information used herein to describe our reserves, such as “probable” reserve information, is prohibited in filings with the SEC by U.S. oil and natural gas companies.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to 2007 capital expenditures, the impact of the ConocoPhillips transaction, the impact of the Carson Creek acquisition, the impact of the Esprit business combination, production, production volumes, operating costs per boe, Pengrowth’s production profile, anticipated divestitures and the proceeds therefrom, operating costs, the offset of higher netbacks against operating costs, G&A expenses, tax pools and reserve life index, reserves and the replacement thereof. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements.
These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth’s ability to access external sources of debt and equity capital; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005 and under “Risk Factors” in our Annual Information Form dated March 29, 2006.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.